Special Meeting of Shareholders (unaudited)

A Special Meeting of shareholders of the Old Westbury Capital Opportunity Fund (the "Fund") was held on July 24, 2003 at 3435
Stelzer Road, Columbus, Ohio 43219, for the purpose of seeking to approve a sub-advisory contract among the Old Westbury Funds, Inc., on behalf of the Fund, Bessemer Investment Management LLC
(the "Advisor"), the investment advisor to the Fund, and Glynn
Capital Management LLC ("Glynn Capital"), that would allow Glynn Capital to manage a portion of the assets of the Fund as determined by the Advisor from time-to-time (the "Proposal"). As of the record date, there were 44,932,575 shares of the Fund outstanding and entitled to vote at the Special Meeting. A majority of the outstanding voting shares of the Fund approved the Proposal by the following votes:

FOR: 41,625,203
AGAINST: 62,153
ABSTAIN: 8,482